UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15027163

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED JUN - 4 2015 WASH., DC

SEC FILE NUMBER
8- 50986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 2, 2014 (MM/DD/YY) AND ENDING March 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4221 Harborview Drive, Suite 200
(No. and Street)

Gig Harbor (City) Washington (State) 98332 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sajan Thomas (253) 777-4477
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sajan K Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas Capital Group, Inc., as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Washington
County of Pierce
Subscribed and sworn to before me on this 31st day of March, 2015

Myeonghwa Katie Kendall
Notary Public

[signature]
Signature

President & CEO
Title

Notary Public
State of Washington
MYEONGHWA KATIE KENDALL
My Appointment Expires Dec 1, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Thomas Capital Group, Inc.

We have audited the accompanying statement of financial condition of Thomas Capital Group, Inc. as of March 31, 2015, and the related statement of income changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Thomas Capital Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Capital Group, Inc. as of March 31, 2015 , and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Thomas Capital Group, Inc.'s financial statements. The supplemental information is the responsibility of Thomas Capital Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 21, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

ASSETS

Cash and cash equivalents	$	258,607
Due from clients, net		6,822
Prepaid expenses and deposits		20,852
Furniture and equipment, net of accumulated depreciation of $49,117		3,657
Investments in securities, at fair market value		1,126
Investments in private investment funds, at estimated fair value		242,735
TOTAL ASSETS	$	533,799

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	16,466
TOTAL LIABILITIES		16,466
COMMITMENTS (Note 6)		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 200,000 shares authorized, 103,220 issued, and outstanding		2,974,485
Accumulated deficit		(2,457,152)
TOTAL SHAREHOLDERS' EQUITY		517,333
TOTAL LIABILITES AND SHAREHOLDERS' EQUITY	$	533,799

See accompanying notes.

REVENUE		
Investment banking	$	1,809,616
Net gain on investments		23,935
		1,833,551
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits		1,333,883
Occupancy		169,911
Regulatory fees and expenses		58,214
Communications		30,576
Other operating expenses		370,789
		1,963,373
Out-of-pocket expenses		57,341
Less: out-of-pocket expenses reimbursed		(64,735)
		1,955,979
NET LOSS	$	(122,427)

See accompanying notes.

	Common Stock		Accumulated Deficit		Shareholders' Equity
December 31, 2013	$	2,974,485	$	(2,334,725)	$	639,760
Distributions		-		-		-
Net loss		-		(122,427)		(122,427)
March 31, 2015	$	2,974,485		-2,457,152	$	517,333

See accompanying notes.

THOMAS CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FISCAL YEAR ENDED MARCH 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(122,427)
Adjustments to reconcile net loss to net cash from operating activities		
Net gain on investments		(23,935)
Depreciation		4,026
Changes in assets and liabilities		
Due from clients, net		171,418
Prepaid expenses and deposits		(7,334)
Liabilities		(6,341)
		15,406
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(3,199)
Realized net gain from investments in private investment funds		17,997
Return of capital from investments in private investment funds		5,830
		20,628
CASH FLOWS FROM FINANCING ACTIVITIES		
Subordinated loan repayment		(50,000)
		(50,000)
NET CHANGE IN CASH		(13,966)
CASH, beginning of year		272,573
CASH, end of year	$	258,607
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year		
Income taxes	$	-
Interest	$	1,686

See accompanying notes.

Note 1 - Description of Operations and Summary of Significant Accounting Policies

Operations - Pursuant to a plan of reorganization effective January 1, 2008, Thomas Capital Group, Inc. (the "Company"), a Washington Subchapter S Corporation, is the successor organization to Thomas Capital Group, LLC. Thomas Capital Group, Inc. assumed all of the assets and liabilities of Thomas Capital Group, LLC, and no changes in ownership and/or control occurred. The Company continues the business of the registered predecessor broker-dealer as a private equity placement agent focused on raising capital for private equity funds and alternative investment products from institutional investors. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's primary source of revenue is contractual retainer and placement fees.

In 2011, the Company formed a wholly owned investment adviser subsidiary, Thomas Investment Group, LLC, which it registered in the State of Washington. This subsidiary company has not been funded nor has it yet to conduct any business.

Fiscal Year End – In the most recent year, the Company's accounting period was changed from a calendar year to the fiscal year ending March 31. The Statement of Operations includes the 15-month period ending March 31, 2015.

Revenue Recognition - Revenues include fees arising from client fund offerings in which the Company acts as an agent. Revenues also include fees earned from providing financial consulting services. Generally, retainer fees for contracted services are due on a periodic basis during the estimated contract term. The Company recognizes nonrefundable retainer fees when received. A success fee is recognized when earned at the closing of a sale of an investment interest (or at the initial fund drawdown if later). Reimbursable out-of-pocket expenses are recorded as incurred.

Cash and cash equivalents - The Company may hold cash in financial institutions that exceeds the Federal Deposit Insurance Corporation (FDIC) insurable limit. The Company mitigates this credit risk by only using highly qualified financial institutions.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Due From Clients, net - The Company carries its accounts and notes receivable at cost, net of any allowance for estimated uncollectible amounts. Principal payments are generally made in one to ten installments subject to provisions of the client contract. The Company evaluates amounts due from clients on an ongoing basis and reserves for estimated uncollectible amounts. In its evaluation, the Company assesses the credit history and current relationships with clients having outstanding balances, as well as current market conditions. Reserved amounts are written-off when they are determined to be uncollectible. Based on its evaluation at March 31, 2015, no amounts have been reserved for, or written-off.

Furniture and Equipment - Furniture and equipment are stated at cost. Depreciation is computed on the straight-line basis over three to five years. Depreciation expense totals $4,026 for the fiscal year ended March 31, 2015.

Marketable Securities - Equity securities held for investment purposes are carried at market value as determined by the closing price of the reporting period.

Taxes - The Company has elected to be a Subchapter S Corporation for income tax purposes, and its net income or loss is included in the personal tax returns of the shareholders.

Taxes assessed by governmental authorities on revenue-producing transactions are recorded on a gross basis and are included in taxes and licenses expense on the accompanying statement of operations.

The Company has elected to report the statement of changes in shareholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2015, the IRS has not proposed any adjustment to the Company's tax position.

Practice Development - Costs related to marketing the Company's services are expensed as incurred. Marketing expenses for the year ended March 31, 2015 totaled $3,082, and are included within other expenses on the accompanying statement of operations.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 21, 2015, which is the date the financial statements were available to be issued. As a result of this review, the Company reported no events that would require disclosure or have a material impact on the financial statements.

Note 2 - Investments, at estimated fair value

Private Investment Funds - The Company holds investments in 2 nonpublic investment funds with restricted marketability. No quoted market exists for these investments. Each is stated at the closing fair market value as reported by management of the underlying company (Notes 3). Management believes this valuation method most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements. Net investment gain on private investment funds is $25,251 for the fiscal year ended March 31, 2015,

and is reflected as net gain from private investment funds on the accompanying statement of operations.

At December 31, 2015, one of the Company's private investment funds distributed preferred shares and warrants in Catalyst BioSciences in connection with the final liquidation of the fund. The Company has not been able to determine a market value for the shares at March 31, 2015. The fund has been written off and any future disposal of the shares for value will be treated as a realized gain.

Private Investment Funds

Balance as of December 31, 2013	$	241,310
Write-off of securities		(10,767)
Change in unrealized gain (loss)		18,022
Return of capital		(5,830)
Balance as of March 31, 2015	$	242,735

Note 3 - Fair Value Measurement

On January 1, 2009, the Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2015.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investments in securities	$ 1,126	$ -	$ 1,126	$ -
Investments in private investment funds	$ 242,735	$ -	$ -	$ 242,735
	$ 243,861	$ -	$ 1,126	$ 242,735

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Note 4 - Furniture and Equipment

Furniture and equipment are recorded at cost.

		Depreciable Life Years
Computer Equipment	$ 28,199	3
Equipment	6,376	3-4
Furniture	17,513	5
Software	686	3
	52,774	
Less: Accumulated Depreciation	(49,117)	
Equipment and Furniture, net	$ 3,657	

Depreciation expense for the fiscal year ended December 31, 2015 $ 4,026

Note 5 - Profit Sharing Plan

Effective January 1, 2004, the Company adopted a qualified Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan after completing six (6) months of service and attaining age 21. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The profit sharing contributions are 100% vested at all times. The Company recorded no profit sharing contributions for the year ended March 31, 2015.

Note 6 - Commitments

Leases - The Company leases office space. Rent expense for the fiscal year ended March 31, 2015 totals $169,911, of which $39,975 was paid to a landlord of common ownership, and $29,580 was paid to a member of management for the rental of home office space. Future minimum rental payments under non-cancellable operating leases with an initial term of at least one year as of March 31, 2015 total $74,767.

The Company has commitments under subscription agreements to contribute capital to one private investment fund amounting to $7,000 at March 31, 2015. Capital contributions are made

upon advance written notice by the general partner, which describes the expected use of the funds being called.

Note 7 - Major Clients

During 2014, one client accounted for $1,400,000 or 77% of the Company's total revenues.

Note 8 - Recently Issued Accounting Pronouncements

For the year ending March 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2015, the Company had net capital of $242,141 which was $237,141 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($16,466) to net capital was 0.07 to 1.

SUPPLEMENTAL INFORMATION

THOMAS CAPITAL GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
MARCH 31, 2015

COMPUTATION OF NET CAPITAL

Shareholders' equity	$	517,333
Deductions		
Due from clients, net		6,822
Prepaid expenses and deposits		20,852
Securities not readily marketable, at estimated fair value		243,859
Private Investment Funds, at estimated fair value		
Furniture and equipment, net		3,657
Net capital		242,142
Minimum net capital required		5,000
Excess net capital	$	237,142

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$	16,466

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Percentage of aggregate indebtedness to net capital		6.80%
Ratio of aggregate indebtedness to net capital		0.12-1.00

The computation of net capital pursuant to Rule 15c3-1 as of March 31, 2015, computed by the Company in its unaudited Form X-17A-5, Part IIA, does not differ significantly from the above computation, which is based on audited financial statements.

THOMAS CAPITAL GROUP, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
MARCH 31, 2015

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

THOMAS CAPITAL GROUP, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
MARCH 31, 2015

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

Thomas Capital Group, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended March 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Thomas Capital Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Thomas Capital Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Thomas Capital Group, Inc. stated that Thomas Capital Group, Inc. mets the identified exemption provisions throughout the most recent fiscal year without exception. Thomas Capital Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thomas Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 21, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

THOMAS CAPITAL GROUP

Member FINRA & SIPC

4221 Harborview Dr., Suite 200
Gig Harbor, WA 98332
Phone: (253) 777-4477
Fax: (253) 858-4782

10 Ellsworth Road
West Hartford, CT 06109
Ph: (860) 907-3309
Fax: (860) 907-3310

May 8, 2015

Breard & Associates, Inc.
Certified Public Accountants
9221 Corbin Avenue, Suite 170
Northridge, CA 91324

Dear Mr. Breard,

We, as members of management of Thomas Capital Group Inc (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2014 through March 31, 2015.

Sincerely,

Stephen J Myott, Managing Director
Thomas Capital Group, Inc.

Thomas Capital Group, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended March 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Thomas Capital Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by Thomas Capital Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Thomas Capital Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Thomas Capital Group, Inc.'s management is responsible for Thomas Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended March 31, 2015, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Thomas Capital Group, Inc. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
May 21, 2015

Thomas Capital Group, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended March 31, 2015

		Amount
Total assessment	$	4,178
SIPC-6 general assessment Payment made on June 24, 2014		(3,943)
SIPC-7 general assessment Payment made on February 25, 2015		(235)
Total assessment balance **(overpayment carried forward)**	$	-